0-28526

EXECUTION COPY

02045040

P.E.
6-1-02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUN 27 2002
1086

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of June 2002

Genset S.A.

(Translation of registrant's name into English)

24, rue Royale
75008 Paris
France

(Address of principal executive offices)

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Enclosure: A press release dated June 26, 2002 announcing a recommended cash offer for Genset S.A. by Serono S.A.

PADOCS01/229263.1

serono

Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

Recommended Cash Offer for Genset by Serono
-firm value of EUR 107.4 million based on a price per share of EUR 9.75-

GENEVA, Switzerland and PARIS, France, June 26, 2002
Serono S.A. (virt-x: SEO and NYSE: SRA) and Genset S.A. (Nasdaq : GENXY, Euroclear : 5433) today announce that they have agreed on the terms of a recommended cash tender offer by Serono for all outstanding shares, American Depositary Shares ("ADSs"), convertible bonds ("OCEANEs[1]") and certain warrants of Genset.

Serono's Offer was unanimously recommended by the board of directors of Genset on June 25, 2002. It consists of EUR 9.75 in cash for each Genset share, EUR 3.25 in cash for each Genset ADS and EUR 102.64 in cash for each Genset OCEANE.

The filing of this Offer with the French and U.S. stock exchange authorities is subject to Genset's shareholders voting to amend the provision in its by-laws, which currently limits any shareholder's voting rights to 20%, at Genset's Extraordinary Shareholders' Meeting to be held today. The Offer is also subject to acceptance by holders with a minimum of two-thirds of the voting rights of Genset, taking into account the OCEANEs on an as-converted basis.

"The offer for Genset is a continuation of our strategy of selective R&D investments. This investment will further develop our genomics drug discovery platform and feed our pipeline," said **Ernesto Bertarelli, Chief Executive Officer of Serono.** "There is an excellent fit between Serono and Genset and I am looking forward to a successful transaction."

"This offer will enable Genset to fully realise the potential of our unique genetics expertise in combination with the development and marketing strengths of Serono, Europe's leading biotechnology company," said **Marc Vasseur, Chief Executive Officer of Genset.** "The Board believes this is an outstanding opportunity for the company and its shareholders, and we are committed to ensuring its success."

Vision

Both Serono and Genset see this as a significant opportunity to create a unique and integrated genomics discovery platform. This acquisition will enhance Serono's development pipeline of novel proteins and small molecules. There is a strong complementary fit between Genset's genetics-driven gene and protein discovery platform and Serono's functional genomics program. Serono will have the competitive advantage of an integrated process combining all the key elements needed to move from understanding the human genome to producing a molecule for human clinical trials. Genset will be able to fully exploit its genetics expertise and benefit from Serono's integrated organization as Europe's leading biotechnology company.

1 Obligations à option de Conversion et/ou d'Echange en Actions Nouvelles ou Existantes

Upon completion of the Offer, Serono will benefit from the following key assets of Genset:

- Leading expertise in linking gene to disease and disease to gene;
- A strong scientific team;
- Extensive cDNA library of secreted proteins and valuable targets;
- Integrated technology platform of bioinformatics, genetics, biostatistics, therapeutic genomics; and
- Promising protein therapeutic (Famoxin) in metabolism, as well as other early stage projects in CNS and metabolism.

The key members of Genset's scientific and management team are committed to the success of the new organization. It is envisaged that Genset's scientific site in Evry, France, will become Serono's worldwide genetics center of expertise within Serono's global R&D organization. Evry would complement Serono's existing drug discovery sites in Geneva, Switzerland (focused on central nervous system, metabolism, genomics, chemical screening); Boston, USA (focused on reproductive endocrinology) and Ivrea, Italy (focused on toxicology).

Both companies will analyse the financial and human resource synergies of the combined discovery organization, and consequently it is contemplated that there will be appropriate transfers of staff between the sites. As part of this integration, it is intended that support activities currently performed at Genset's head office in Paris be transferred to the Evry site, and a preliminary estimate is that the current Genset workforce in France would be reduced by about 20%. Even if this Offer were not to occur, Genset's management would have considered closing Genset's operations in San Diego, USA, and Serono is supportive of this move at this stage.

Description of the Offer

The Offer will be launched by Serono France Holding S.A., a wholly-owned subsidiary of Serono, in France and in the United States, for all outstanding shares, ADSs, OCEANEs and warrants, except for the warrants issued by Genset to Société Générale for the purpose of its Equity Line since these warrants cannot be tendered to the Offer.

The Offer will be EUR 9.75 in cash for each Genset share and EUR 3.25 in cash for each Genset ADS (each ADS representing one third of a share). These prices represent a premium of approximately 195% and 188% to the volume weighted average market prices on the *Nouveau Marché* of Euronext Paris and Nasdaq, respectively, for the month up to June 18, being the last trading day for Genset shares and ADS prior to this announcement.

The Offer will be EUR 102.64 for each Genset OCEANE, which corresponds to their redemption value as of June 26, 2002 and represents a premium of 389% to the last traded price of EUR 20.99 on May 23, 2002. Genset OCEANEs are listed on the *Nouveau Marché* of Euronext Paris.

The Offer price for Genset's warrants that are currently outstanding will be EUR 1 for each warrant. The exercise price of each of these warrants is higher than the Offer price per share. The price offered for Genset's warrants to be granted by the June 26 Genset's Extraordinary Shareholders' Meeting will be equal to the difference between the Offer price per Genset share and the exercise price of each such warrant i.e. EUR 6.5 assuming a EUR 3.25 exercise price.

The estimated net cash position of Genset (excluding the impact of the OCEANEs) as of end of June 2002 is EUR 27.7 million. Therefore the Offer implies a firm value of EUR 107.4 million.

Serono's Offer will be subject to a threshold condition that securities will be tendered representing two-thirds of Genset's voting rights on a diluted basis, including all Genset's shares, ADSs and OCEANEs outstanding as of the end of the offer period. As of today, Serono does not hold any security of Genset.

The transaction is not subject to any regulatory prior notification or approval other than from French and U.S. stock exchange and market authorities.

Recommendation

The board of directors of Genset met on June 25, 2002 to consider the cash tender offer proposed by Serono. All of the members of the Board were present or participated by teleconference and were represented. Based on the industrial rationale and expected synergies and the financial conditions provided in Serono's proposal, Genset's board of directors unanimously voted to support the Offer which it considered to be in the interest of the company, its shareholders and its employees. In reaching its decision the board relied upon the opinion of its financial advisors, Lehman Brothers Europe Limited. The board unanimously recommended that the holders of Genset securities tender to the Offer. The board also unanimously decided to file with Serono a joint notice of information with the French *Commission des opérations de bourse*.

Planned timetable

The Offer will be filed by Serono with the *Conseil des marchés financiers* in France as soon as practicable after the Extraordinary General Meeting of Genset to be held on June 26, 2002 and subject to the shareholders of Genset voting at that meeting to repeal Section 19.5 of Genset's statutes (which currently limits any shareholder's voting rights to 20%). A joint draft notice of information will be filed without delay thereafter with the *Commission des opérations de bourse*.

It is the intention of Serono and Genset that the Offer be launched and carried out concurrently in France and in the United States as soon as the Offer and the notice of information are approved by the *Conseil des marchés financiers* and the *Commission des opérations de bourse*, respectively.

Subject to the approval of French and U.S. stock exchange and market authorities, Serono and Genset expect the Offer to close by end of August.

Serono's financial and legal advisors:

JPMorgan
Cleary, Gottlieb, Steen & Hamilton

Genset's financial and legal advisors:

Lehman Brothers Europe Limited
Shearman & Sterling

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. IF AND WHEN SERONO COMMENCES ITS OFFER FOR ORDINARY SHARES OR ANY OTHER SECURITIES OF GENSET IN FRANCE AND IN THE U.S., IT WILL COMPLY WITH ALL APPLICABLE FRENCH AND U.S. LAWS AND REGULATIONS, RESPECTIVELY. IN THE US, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") AND GENSET WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THESE

DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF RELEVANT GENSET SECURITIES AT NO EXPENSE TO THEM.

FREE COPIES OF THESE DOCUMENTS MAY ALSO BE OBTAINED FROM GENSET, BY DIRECTING A REQUEST TO **INVESTORS@GENSET.FR, 24 RUE ROYALE, 75 008 PARIS, TEL : +33 1 55 04 59 00, FAX : +33 1 55 04 59 29** OR FROM **SERONO, BY DIRECTING A REQUEST TO INVESTOR.RELATIONS@SERONO.COM, +41 22 739 36** 01. IN ADDITION TO THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, GENSET AND SERONO FILE ANNUAL AND SPECIAL REPORTS WITH THE SEC. YOU MAY READ AND COPY STATEMENTS AND REPORTS FILED BY GENSET OR SERONO AT THE SEC PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, NW, WASHINGTON, DC 20549 OR AT EITHER OF THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON PUBLIC REFERENCE ROOMS. CERTAIN REPORTS FILED BY GENSET ARE AVAILABLE AT THE SEC'S WEBSITE (HTTP://WWW.SEC.GOV), AND GENSET'S AND SERONO'S FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES.

These materials contain certain statements that are neither reported financial results nor other historical information. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Serono's and Genset's filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

About Serono

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F®, Luveris®, Ovidrel®/Ovitrelle®, Rebif®, Serostim® and Saizen® (Luveris® is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are fifteen new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Serono in Geneva, Switzerland:

Media Relations:	**Investor Relations:**	**Image Sept France :**
Tel: +41-22-739 36 00	Tel: +41-22-739 36 01	Tel : + 33 1 53 70 74 68
Fax: +41-22-739 30 85	Fax:	Fax : + 33 1 53 70 74 80
www.serono.com	Reuters: SEOZ.VX / SRA.N	
	Bloomberg: SEO VX / SRA US	

Serono, Inc., Rockland, MA
Media Relations:
Tel. +1 781 681 2340
Fax: +1 781 681 2935
www.seronousa.com

About Genset

Genset is a genomics-based biotechnology company focused on generating a pipeline of drug targets and drug candidates in the areas of CNS and metabolic disorders. Genset has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, Genset discovers and validates novel drug targets and candidates for its own account. Its teams have already discovered and launched the development of a lead protein candidate in the metabolism field named Famoxin, and are continuing their research with a view to discovering and developing other drugs.

Contacts:
GENSET
+331 55 04 59 00
Marc Vasseur
Chairman & CEO

BURNS MCCLELLAN
+1 212 213 0006
Media: Justin Jackson
Investors: Jonathan M. Nugent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genset

Date: June 27, 2002

By: /s/ Deborah A. Smeltzer

Name: Deborah A. Smeltzer
Title: Chief Financial Officer